 Industry Canada   Industrie Canada

Certificate
of Amendment

Certificat
de modification

Canada Business
Corporations Act

Loi canadienne sur
les sociétés par actions

RUSSEL METALS INC.

MÉTAUX RUSSEL INC.   **398985-2**

Name of corporation-Dénomination de la société   Corporation number-Numéro de la société

I hereby certify that the articles of the
above-named corporation were amended:

Je certifie que les statuts de la société
susmentionnée ont été modifiés:

a) under section 13 of the *Canada*
   Business Corporations Act in
   accordance with the attached notice;

☐ a) en vertu de l'article 13 de la *Loi*
      canadienne sur les sociétés par
      actions, conformément à l'avis ci-joint;

b) under section 27 of the *Canada*
   Business Corporations Act as set out in
   the attached articles of amendment
   designating a series of shares;

☐ b) en vertu de l'article 27 de la *Loi*
      canadienne sur les sociétés par
      actions, tel qu'il est indiqué dans les
      clauses modificatrices ci-jointes
      désignant une série d'actions;

c) under section 179 of the *Canada*
   Business Corporations Act as set out in
   the attached articles of amendment;

☑ c) en vertu de l'article 179 de la *Loi*
      canadienne sur les sociétés par
      actions, tel qu'il est indiqué dans les
      clauses modificatrices ci-jointes;

d) under section 191 of the *Canada*
   Business Corporations Act as set out in
   the attached articles of reorganization;

☐ d) en vertu de l'article 191 de la *Loi*
      canadienne sur les sociétés par
      actions, tel qu'il est indiqué dans les
      clauses de réorganisation ci-jointes;

Director - Directeur

April 26, 2004 / le 26 avril 2004

Date of Amendment - Date de modification

Canada



Industry Canada / Industrie Canada

Canada Business Corporations Act / Loi canadienne sur les sociétés par actions

FORM 4 ARTICLES OF AMENDMENT (SECTIONS 27 OR 177)

FORMULAIRE 4 CLAUSES MODIFICATRICES (ARTICLES 27 OU 177)

1 -- Name of the Corporation - Dénomination sociale de la société	2 -- Corporation No. - Nº de la société
RUSSEL METALS INC.	3989852

3 -- The articles of the above-named corporation are amended as follows: Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante :

1. paragraph 1 of the articles of the Corporation is amended to change the name of the Corporation by adding the following as the French form of the Corporation's name:

   MÉTAUX RUSSEL INC.

2. paragraph 7 of the articles of the Corporation is amended to add the following paragraphs:

   (i) "The Corporation may use and be legally designated by the English form of its name, the French form of its name, or both such forms of its name."; and

   (ii) "The directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders."

Signature	Printed Name - Nom en lettres moulées	4 -- Capacity of - En qualité de	5 -- Tel. No. - Nº de tél.
[signature]	William M. O'Reilly	Secretary	416-863-5573

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT

APR 27 2004

IC 3069 (2003/06)

Canada